FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               09 November, 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




International Power plc
Financial results for the nine months ended 30 September 2006

(London - 9 November 2006) International Power today announces its results for the nine months ended 30 September 2006 and reports on key developments to date.

Sir Neville Simms, Chairman of International Power, said, "I am pleased to report significant growth in earnings and cash flow primarily driven by increased profitability in Europe and the US. Nine month results benefited from a strong performance at First Hydro and Saltend, a first time contribution from Coleto Creek and commissioning of additional capacity in the Middle East. We continue to expect 2006 to be a year of strong growth."

Highlights

- Acquisition of 436 MW Levanto onshore wind farm portfolio in Germany and France
- Acquisition of 140 MW Indian Queens peaking plant (UK)
- GBP485 million non-recourse financing package raised at Rugeley, UK
- Strong financial performance
- Profit from operations(i) of GBP564 million (2005: GBP340 million) - up 66%
- EPS(i) of 16.6p (2005: 9.2p) - up 80%
- Free cash flow(ii) of GBP339 million (2005: GBP185 million) - up 83%

All reference to financial performance in this commentary is on a pre-exceptional and pre-specific IAS 39 mark to market movements basis (unless stated otherwise).


Profit from operations(i)            Nine months                 Year ended
                                 ended 30 September             31 December
                                 2006           2005                   2005
                                        (restated)(i)         (restated) (i)
                               GBPm             GBPm                   GBPm
North America                    78               31                     48
Europe                          308              143                    283
Middle East                      37               18                     24
Australia                       100              109                    140
Asia                             75               72                    100
Regional total                  598              373                    595
Corporate costs                 (34)             (33)                   (59)
Profit from operations          564              340                    536

(i) Excluding exceptional items and specific IAS 39 mark to market movements. For analysis and explanation of exceptional items and specific IAS 39 mark to market movements, please see notes 1 and 3 to this statement. The results for the nine months ended 30 September 2005 and for the year ended 31 December 2005 are also stated on this basis. (ii) Free cash flow is set out in note 4 to this statement.

North America

Profit from operations in North America improved significantly to GBP78 million (2005: GBP31 million) reflecting improved spark spreads and load factors in Texas and New England, and a first time contribution from Coleto Creek, which was acquired in July this year. Our contracted assets, EcoElectrica, Hartwell and Oyster Creek also operated well and delivered a consistent financial performance.

In Texas, we benefited from significantly increased output and improving spark spreads. At Midlothian, the achieved spark spread increased from $12/MWh to $13/ MWh and the load factor was 65%, compared to 55% in the first nine months of 2005. The Hays plant which was mothballed until May 2005 delivered a good performance with an average achieved spark spread of $14/MWh at a 65% load factor. In New England, the achieved spark spread increased from $8/MWh to $11/ MWh and output increased significantly to a 65% load factor (2005: 40% load factor) contributing to the increased profitability in the region.

Overall, Texas and New England power markets continue to progress towards a full market recovery, which is expected in the 2007 - 2009 timeframe.

Europe

Profit from operations in Europe increased considerably to GBP308 million (2005:
GBP143 million) despite the major planned outage at Saltend in the third quarter. Performance in the nine month period was primarily driven by a robust performance at First Hydro, International Power Opatovice in the Czech Republic and strong contribution from Saltend in the first half. Following a failure at a third party location, after completing the planned outage at Saltend in Q3, the original equipment manufacturer advised us of a modification required to the gas turbine. We plan to make this modification on all three units at Saltend on a phased basis during Q4, and this work is expected to take approximately two weeks per unit.

All contracted assets in Iberia, Italy and Turkey continue to deliver good operational and financial performance.

In September, International Power raised a GBP485 million non-recourse financing package at Rugeley. GBP145 million of this financing will be used for the installation of Flue Gas Desulphurisation (FGD) equipment and other capital projects to both enhance the operational performance at Rugeley and significantly extend the life of the plant. The FGD equipment is expected to be operational in the second half of 2008.

The 140 MW oil fired OCGT Indian Queens peaking plant in Cornwall, which was acquired from AES for GBP32 million, has been integrated into our UK asset portfolio. Our experience in the balancing and reserve markets will enable us to create additional value from this acquisition.

Earlier this month we announced the acquisition of the 436 MW Levanto onshore wind farm portfolio from Christofferson Robb & Company (CRC) for an enterprise value of EUR567 million (GBP379 million). The Levanto wind farms comprise 286 MW of capacity in operation, 126 MW under construction, which is due to commence operation in 2007, and 24 MW of fully permitted capacity, which is planned to commence operation in 2008. This acquisition and our partnership with CRC provides us with an immediate, scale renewables business and access to a significant pipeline of development opportunities in Europe.

Middle East

In the Middle East,  profit from  operations  increased to GBP37 million  (2005:
GBP18 million) mainly driven by capacity coming on line at Tihama in Saudi Arabia and Ras Laffan B in Qatar together with a first time contribution from Hidd in Bahrain. Other assets in the region, namely Al Kamil, Shuweihat and Umm Al Nar continue to deliver a good performance.

Ju'aymah, the final of the four Tihama projects, is on track to commence operation in Q4 2006. At Ras Laffan B, the first phase of 600 MW and 15 MIGD is fully operational and the second phase is ahead of schedule, with operations planned to commence during Q2 2007. At Umm Al Nar, the 25 MIGD desalination extension is now operational and the first new power plant units are expected to enter commercial operation during Q4 2006.

At Hidd in Bahrain, construction of the 60 MIGD desalination extension is well underway and this additional capacity is expected to be operational in two phases by the end of 2007.

During October, we signed a Heads of Agreement with CIC Energy Corporation (CIC) for the development, construction and operation of a proposed coal-fired project in Botswana, at Mmamabula. It is envisaged that the plant will be between 2,400
- 3,600 MW and the power output from the plant will be sold under a Power Purchase Agreement, predominantly to Eskom Holdings Limited, South Africa's national electrical utility. This project is at early stages with financial close expected towards the end of 2007. Construction will commence post financial close.

Australia

Profit from operations in Australia at GBP100 million decreased from GBP109 million in 2005 due to the expected reduction in achieved prices at Hazelwood. 2005 benefited from contracts put in place in earlier years at higher electricity prices.

Forward electricity prices for 2007 and 2008 in Victoria continue to show an improvement to some A$39/MWh - A$40/MWh (base load). Although our 2007 output is largely contracted, our uncontracted portion of output (mainly off peak) should benefit from this improvement.

In October, Hazelwood was awarded an A$80 million non-refundable grant by the Federal and Victorian Governments to develop innovative retrofit low emission technology on one of its 200 MW generating units. The coal drying demonstration project is expected to reduce greenhouse gas emissions by an estimated 30%. The project also includes a pilot carbon dioxide capture scheme which is expected to be operational by early 2008.

Asia

Earnings in Asia increased from GBP72 million to GBP75 million mainly due to higher availability at Paiton and a full nine month contribution from Uch, which was acquired in February last year. However this was partly offset by a decrease in KAPCO's earnings as it became a full tax payer following the expiry of its tax holiday.

The first 700 MW unit at Tanjung Bin Power Plant, a 2,100 MW coal fired power plant developed by Malakoff achieved commercial operation on 28 September 2006. The 23 MW expansion project at TNP also achieved commercial operation during the period.

Following the announcement by MMC Corporation Berhad (MMC) in May 2006 that it intends to acquire Malakoff, the sale process is progressing with completion expected in Q2 2007.

Interest

Net interest expense has increased by GBP35 million to GBP179 million, reflecting the impact of additional debt relating to Saltend, Coleto Creek and Tihama. Interest cover increased to 2.7x in the nine months ended 30 September 2006 compared to 2.1x for the same period last year.

Tax

The Group tax charge for the first nine months was GBP85 million (2005: GBP32 million). The effective tax rate, based on our forecast rate for the full year, is 30% compared to 31% for the year ended 31 December 2005.

Exceptional items and specific IAS 39 mark to market movements

No exceptional items were recorded in the third quarter. In the first half year a net exceptional gain of GBP19 million before tax was recorded.

The specific IAS 39 mark to market movements reported in the nine months ended 30 September 2006 amounted to a profit before tax of GBP22 million (2005: loss of GBP6 million).


Cash Flow

A summary of the Group cash flow is set out below:

                                        Nine months    Nine months         Year
                                              ended          ended        ended
                                       30 September   30 September  31 December
                                               2006           2005         2006
                                               GBPm           GBPm         GBPm
Profit for the period                           337            210          330
Other adjusting items (i)                       222            119          183
Dividends from joint
ventures and associates                          58             54           92
Movement in working capital                      38              1          (21)
Capital expenditure - maintenance               (86)           (33)         (72)
Tax and interest paid                          (230)          (166)        (227)

Free cash flow                                   339            185         285
Receipt from TXU administrators -
exceptional                                      14             58           58
Receipt of compensation - exceptional             5              -            -
Finance cost - exceptional                        -              -          (5)
Refinancing costs capitalised on
acquisition debt                                (15)            (7)         (7)
Capital expenditure - growth                    (95)          (144)       (188)
Returns from joint ventures and
associates (net of investments)                  18             33           48
Acquisitions                                   (688)          (566)       (571)
Disposals                                         1            138          211
Dividends paid                                  (67)           (37)        (37)
Proceeds from share issue                        11              -            2
Funding from minority interests                   1             72           80
Foreign exchange and other                      150           (144)        (181)

Increase in net debt                           (326)          (412)        (305)

Opening net debt                             (2,979)        (2,745)      (2,745)
Transitional adjustment on
first time adoption of IAS 39                     -             44           44
Net funds on acquisition of
subsidiaries                                     11             27           27

Closing net debt                             (3,294)        (3,086)      (2,979)

(i) Other adjusting items are set out in Note 4 to the Accounts. They include income statement charges for interest, tax, depreciation, the share of profit of joint ventures and associates, the exceptional profit on the TXU settlement, and the exceptional profit on compensation for breach of contract.

Free cash flow in the first nine months of 2006 increased from GBP185 million to GBP339 million reflecting the strong profitability in the period. This strong performance was partially offset by a GBP64 million increase in interest and tax payments. The significant year on year increase in maintenance capital expenditure is principally a function of the timing of planned outages. Acquisitions payments in the period include consideration for Coleto Creek and Indian Queens. Foreign exchange movements represent the translation differences arising in the period on foreign currency net borrowings.

Dividends from JVs and associates in the nine months show a small increase despite strong growth in profitability, reflecting phasing of receipts. Dividends from JVs and associates are expected to be significantly ahead of 2005, by the year end.


Summary balance sheet

A summarised, reclassified Group balance sheet is set out below:

                                           As at           As at         As at
                                    30 September    30 September   31 December
                                            2006            2005          2005
                                                   (restated) (i)
                                            GBPm            GBPm          GBPm
Property, plant and equipment and
intangibles                                4,923           4,545         4,590
Investments                                1,428           1,331         1,379
Long-term receivables and others             858             630           623
                                        ----------      ----------    ----------
                                           7,209           6,506         6,592
Net current liabilities
(excluding net debt items)                  (163)           (321)         (327)
Non-current liabilities
(excluding net debt items)                (1,155)           (877)         (911)
Net debt                                  (3,294)         (3,086)       (2,979)
                                        ----------      ----------    ----------
Net assets                                 2,597           2,222         2,375
                                        ==========      ==========    ==========
Gearing                                      127%            139%          125%
Debt capitalisation                           56%             58%           56%

(i) In accordance with IFRS 3, the fair values of certain assets and liabilities acquired in 2004 have been revised following the completion of the initial accounting during the year ended 31 December 2005. Please see notes 1 and 5 to this statement.

The increase in property plant and equipment and intangible assets principally reflects the addition of Coleto Creek. The increase in long-term receivables reflects the commencement of operations at Tihama at which time the associated property, plant and equipment was reclassified as a finance lease receivable.


Outlook

We continue to expect 2006 to be a year of strong growth in line with market expectations.

Achieved Spark Spreads for the nine months ended 30 September 2006


North America

New England                                Nine months            Nine months
                                                  2006                   2005
Spark spread ($/MWh)                               $11                     $8
Load factor                                         65%                    40%

Texas (Midlothian)                         Nine months            Nine months
                                                  2006                   2005
Spark spread ($/MWh)                               $13                    $12
Load factor                                         65%                    55%

Texas (Hays)                               Nine months            Nine months
                                                  2006                   2005
Spark spread ($/MWh)                               $14                    n/a
Load factor                                         65%                   n/a

United Kingdom

Rugeley                                    Nine months             Nine months
                                                  2006                    2005
*Dark spread (GBP/MWh)                           GBP19                   GBP13
Load factor                                         55%                     55%

Deeside                                    Nine months            Nine months
                                                  2006                   2005
*Spark spread (GBP/MWh)                          GBP18                   GBP8
Load factor                                         35%                    65%
*Excludes CO2 costs

Australia

Hazelwood                                      Nine months         Nine months
                                                      2006                2005
Achieved power price (A$/MWh)                         A$34                A$35
Load factor                                             80%                 80%


For further information please contact:
Investor Contact:
Aarti Singhal
+44 (0)20 7320 8681

Media Contact:
Andrew Mitchell, Finsbury
+44 (0)20 7320 8619

About International Power
International Power plc is a leading independent electricity generating company with 18,543 MW (net) in operation and 1,042 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, France, Germany, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as ADR's) with ticker symbol IPR. Company website: www.ipplc.com



International Power plc

Consolidated Income Statement
For the nine months ended 30 September 2006
                                            ----------------                               ----------------
                                            Nine months ended                              Nine months ended
                                            30 September 2006                              30 September 2005
                                            ----------------                               ----------------
                                    Results   Exceptional   Results for            Results   Exceptional   Results for
                                  excluding     items and    the period          excluding     items and    the period
                                exceptional      specific                      exceptional      specific
                                  items and   IAS 39 mark                        items and   IAS 39 mark
                                   specific     to market                         specific     to market
                                IAS 39 mark     movements                      IAS 39 mark     movements
                                  to market           (i)                        to market  (Restated (i))
                                  movements                                      movements
                                        (i)                                  (Restated (i))
                          Note         GBPm          GBPm          GBPm                GBPm           GBPm        GBPm
Revenue:Group and
share of joint ventures
and associates                        2,720            5          2,725               1,997             (8)      1,989
Less: share of joint
ventures'and associates'
revenue                               (876)          (1)          (877)               (684)              -        (684)
                                    ------       ------         ------              ------          ------      ------
Group revenue               2        1,844            4          1,848               1,313              (8)      1,305

Cost of sales                       (1,396)           21        (1,375)             (1,044)              2      (1,042)
                                    ------        ------        ------              ------          ------      ------
Gross profit                           448            25           473                 269              (6)        263
Other operating income                  57            19            76                  38              58          96
Other operating expenses              (101)            -          (101)                (97)              -         (97)
Share of results of
joint ventures and
associates                             160             1           161               130               1           131
                                    ------        ------        ------            ------          ------        ------
Profit from
operations                  2          564            45           609               340              53           393

Disposal of investments                  -             -             -                 -              10            10
Finance income                          42             -            42                37               -            37
Finance expenses                      (221)           (4)         (225)             (181)             (1)         (182)
                                    ------        ------        ------            ------          ------        ------

Profit before tax                      385            41           426               196              62           258

Income tax expense                     (85)           (4)          (89)              (32)            (16)          (48)
                                    ------        ------        ------            ------          ------        ------

Profit for the period                  300            37           337               164              46           210
                                    ======        ======        ======            ======          ======        ======

Attributable to:

Minority interests                      54            (3)           51                28               -            28
Equity holders of
the parent                             246            40           286               136              46           182
                                    ======        ======        ======            ======          ======        ======

Earnings per share:
Basic                                16.6p                       19.3p              9.2p                         12.4p
                                    ======                      ======            ======                        ======
Diluted                              15.9p                       18.4p              8.9p                         11.9p
                                    ======                      ======            ======                        ======

(i) Following the implementation of IFRS, the Group has continued with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information. In addition, in order for the reader to understand the underlying business performance, the Group separately discloses within the income statement specific IAS 39 mark to market movements. The 2005 comparatives are stated on the same basis (see notes 1 and 3).


International Power plc
Consolidated Income Statement
For the year ended 31 December 2005
                                                 ----------------
                                                    Year ended
                                                 31 December 2005
                                                 ----------------
                                           Results     Exceptional   Results for
                                         excluding       items and      the year
                                       exceptional        specific
                                         items and     IAS 39 mark
                                          specific       to market
                                       IAS 39 mark       movements
                                         to market  (Restated (i))
                                         movements
                                    (Restated (i))
                              Note            GBPm            GBPm          GBPm
Revenue: Group and share of
joint ventures and associates                2,980             (44)        2,936
Less: share of joint ventures'
and associates'revenue                      (1,000)             (3)       (1,003)
                                            ------          ------        ------
Group revenue                  2             1,980             (47)        1,933

Cost of sales                               (1,570)             57        (1,513)
                                            ------          ------        ------
Gross profit                                   410              10           420

Other operating income                          64              58           122
Other operating expenses                      (129)              -          (129)
Share of results of joint
ventures and associates                        191               7           198
                                            ------          ------        ------
Profit from operations         2               536              75           611

Disposal of investments                          -              10            10
Finance income                                  53               -            53
Finance expenses                              (255)              -          (255)
                                            ------          ------        ------
Profit before tax                              334              85           419

Income tax expense                             (68)            (21)          (89)
                                            ------          ------        ------

Profit for the period                          266              64           330
                                            ======          ======        ======
Attributable to:
Minority interests                              52              (7)           45
Equity holders of the parent                   214              71           285
                                            ======          ======        ======
Earnings per share:
Basic                                        14.6p                         19.4p
                                            ======                        ======
Diluted                                      14.0p                         18.5p
                                            ======                        ======

(i) Following the implementation of IFRS, the Group has continued with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information. In addition, in order for the reader to understand the underlying business performance, the Group separately discloses within the income statement specific IAS 39 mark to market movements. The 2005 comparatives are stated on the same basis (see notes 1 and 3).



International Power plc
Consolidated Balance Sheet
As at 30 September 2006
                                          As at            As at         As at
                                   30 September     30 September   31 December
                                           2006             2005          2005
                                                   (Restated (ii))
                                           GBPm             GBPm          GBPm
Assets

Non-current assets
Goodwill and intangible assets              447              381           383
Property, plant and equipment             4,476            4,164         4,207
Investments                               1,428            1,331         1,379
Long-term receivables                       820              630           623
Derivative financial instruments             38                -             -
                                       ----------      -----------    ----------
Total non-current assets                  7,209            6,506         6,592
                                       ----------      -----------    ----------
Current assets
Inventories                                 122              106           110
Trade and other receivables                 353              367           408
Derivative financial instruments            258              223           268
Assets held for sale                          -               59             -
Assets held for trading                      42               47            52
Cash and cash equivalents                   980              536           620
                                       ----------      -----------    ----------
Total current assets                      1,755            1,338         1,458
                                       ----------      -----------    ----------
Total assets                              8,964            7,844         8,050
                                       ----------      -----------    ----------
Current liabilities

Loans and bonds                             244              120           187
Liabilities held for sale                     -               16             -
Derivative financial instruments            290              475           496
Other current liabilities                   606              585           617
                                       ----------      -----------    ----------
Total current liabilities                 1,140            1,196         1,300
                                       ----------      -----------    ----------
Non-current liabilities
Loans and bonds                           4,072            3,549         3,464
Derivative financial instruments            222              171           191
Trade and other payables                     99              100            95
Deferred tax liabilities                    614              539           557
Other provisions                            220               67            68
                                       ----------      -----------    ----------
Total non-current liabilities             5,227            4,426         4,375
                                       ----------      -----------    ----------
Total liabilities                         6,367            5,622         5,675
                                       ----------      -----------    ----------
Net assets                                2,597            2,222         2,375
                                       ==========      ===========    ==========
Equity
Share capital                               745              737           737
Reserves                                  1,582            1,217         1,355
                                       ----------      -----------    ----------
Total equity attributable to
equity holders of the parent              2,327            1,954         2,092
Minority interests                          270              268           283
                                       ----------      -----------    ----------
Total equity                              2,597            2,222         2,375
                                       ==========      ===========    ==========
Net debt                                 (3,294)          (3,086)       (2,979)
Gearing                                   126.8%           138.9%        125.4%
Debt capitalisation                        55.9%            58.1%         55.6%

(ii) In accordance with IFRS 3, the fair values of certain assets and liabilities acquired in 2004 have been revised following the completion of the initial accounting during the year ended 31 December 2005 (see notes 1 and 5). There is no material impact on the income statement.



International Power plc
Consolidated Statement of Changes in Total Equity
For the nine months ended 30 September 2006

                             Nine months         Nine months         Year ended
                                   ended               ended        31 December
                            30 September        30 September               2005
                                    2006                2005
                                    GBPm                GBPm               GBPm
Foreign exchange translation
differences(net of tax)              (98)                 69                 88
Fair value movement on cash flow
hedges taken to equity (net of
deferred tax of GBP32 million)          89                (113)              (98)
                               -----------         -----------        ----------
Net expense recognised
directly in equity                    (9)                (44)              (10)

Net profit for the period             337                 210                330
                               -----------         -----------        ----------
Total recognised income and
expense for the period               328                 166                320

Recognition of equity
component in 3.75% convertible
US dollar bond                         -                  50                 50
Issue of shares                       13                   -                  2
Minority interests in
acquisitions and disposals             -                  16                 16
Equity funding from
minority interests                     -                   6                  6
Distributions:
Dividends on ordinary shares         (67)                (37)               (37)
To minority interests in subsidiaries(54)                (11)               (14)
Other movements                        2                   9                 9
                               -----------         -----------        ----------
Net increase in total equity          222                 199               352

Balance at beginning of period      2,375               2,058             2,058

Restatement on adoption
of IAS 32 and IAS 39                   -                 (35)              (35)
at 1 January 2005              -----------         -----------        ----------

Balance at end of period            2,597               2,222             2,375
                               ===========         ===========        ==========

International Power plc
Consolidated Cash Flow Statement
For the nine months ended 30 September 2006

                              Nine months         Nine months        Year ended
                                    ended               ended       31 December
                             30 September        30 September              2005
                                     2006                2005
                       Note          GBPm                GBPm              GBPm
Net cash inflow from
operating activities      4           358                 243               338
                                ---------           ---------         ---------
Investing activities

Purchase of property,
plant and equipment - growth          (95)               (144)             (188)
Acquisitions of
subsidiaries (net of cash acquired   (627)               (494)             (494)
Acquisitions of joint
ventures, associates & investments    (25)                (45)              (50)
Returns from joint
ventures and associates
(net of investments)                   18                  33                48
Proceeds from disposal of
subsidiaries                            -                   -                73
Proceeds from disposal of
investments                             1                 138               138

Net cash used in
investing activities                 (728)               (512)             (473)
                                  ---------         ----------         ---------

Financing activities

Dividends paid                        (67)                (37)              (37)
Proceeds from share issue              11                   -                 2
Net advances from banks               861                 192               141
Funding from minority
interests                               1                  72                80
Distributions paid to
minority interests                    (54)                (11)              (14)
                                 ---------         ----------         ---------
Net cash from financing
activities                            752                 216               172
                                 ---------         ----------         ---------
Net increase/(decrease)
in cash and cash
equivalents                           382              (53)                  37

Cash and cash equivalents
at beginning of period                620              565                  565

Effect of foreign
exchange rates thereon                (22)              24                   18
                                 ---------       ----------            ---------
Cash and cash equivalents
at end of period                      980              536                   620
                                 =========       ==========            =========

International Power plc
Notes to the Consolidated Financial Statements
For the nine months ended 30 September 2006

1. Basis of preparation

The unaudited consolidated financial statements have been prepared on the basis of accounting policies set out in the Group's annual financial statements for the year ended 31 December 2005, and in accordance with the Listing Rules of the Financial Services Authority. The unaudited consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 December 2005.

These unaudited consolidated financial statements have been prepared on the historical cost basis, except for certain derivative financial instruments, financial instruments held for trading and financial instruments classified as available for sale, which are carried at fair value.

In order to allow a full understanding of the financial information presented, and specifically the Group's underlying business performance, the Group presents its income statement such that it identifies (i) results excluding exceptional items and specific IAS 39 mark to market movements and (ii) the effect of exceptional items and specific IAS 39 mark to market movements.

Those items that the Group separately presents as exceptional are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order to obtain a proper understanding of the financial information.

The Group enters into derivative contracts to economically hedge its physical and financial exposures. Where these contracts do not achieve the own use exemption or hedge accounting under IAS 39, the Group separately presents the mark to market movements on these contracts to allow an understanding of underlying business performance.

Examples of where mark to market movements are separately identified as specific IAS 39 mark to market movements within the income statement, in order to provide a more meaningful presentation, include:

- derivatives considered to be economic hedges but where own use treatment could not be applied and cash flow hedge accounting could not be achieved or has not been applied;

- ineffectiveness in cash flow hedging relationships; and

- embedded derivatives in convertible bonds relating to conversion features, where the functional currency of the issuer and other factors preclude the conversion feature being treated as equity in the Group accounts.

Specific IAS 39 mark to market movements are presented net of amounts settled during the period. Amounts settled during the period represent the unwind of derivative balances which have matured or been delivered during the period.

Mark to market movements relating to proprietary trading activities, the revaluation of assets held for trading and amortisation of derivatives acquired through business combinations comprise part of the Group's underlying performance and are appropriately, in the judgement of the Directors, included within the results excluding exceptional items and specific IAS 39 mark to market movements.

Adjustments have been made to comparative figures to make them consistent with the current period in relation to the presentation of specific IAS 39 mark to market movements (see note 3).

Adjustments have also been made to the comparatives to reflect the fair value of certain assets and liabilities associated with the acquisition of the international generation portfolio of Edison Mission Energy which were revised during the year ended 31 December 2005 on the completion of the initial accounting (see note 5).

These unaudited consolidated financial statements do not constitute statutory accounts of International Power plc and its subsidiaries ("the Group") within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2005 is derived from the statutory accounts for that period, which have been filed with the Registrar of Companies. The report of the auditors was unqualified and did not contain statements under section 237
(2) or (3) of the Companies Act 1985.


International Power plc
Notes to the Consolidated Financial Statements (continued)
For the nine months ended 30 September 2006


2. Segmental analysis

a) Revenue (excluding exceptional items and specific IAS 39 mark to market movements)

                    Nine months ended                      Nine months ended                     Year ended
                    30 September 2006                      30 September 2005                  31 December 2005

            Subsidiaries     Share of   Total   Subsidiaries     Share of   Total     Subsidiaries     Share of   Total
                                joint                               joint                                joint
                         ventures and                        ventures and                         ventures and
                           associates                          associates                           associates
                    GBPm         GBPm    GBPm           GBPm         GBPm    GBPm            GBPm         GBPm    GBPm
North America        592          138     730            369          120     489             527          171     698
Europe               923          296   1,219            610          258     868           1,014          397   1,411
Middle East           32           59      91             18           32      50              24           43      67
Australia            280           80     360            297           28     325             388           48     436
Asia                  17          303     320             19          246     265              27          341     368
                  ------       ------  ------         ------       ------  ------          ------      -------   ------
                   1,844          876   2,720          1,313          684   1,997           1,980        1,000   2,980
                  ======       ======  ======         ======       ======  ======          ======      =======   ======

Note

The segmental revenue (including exceptional items and specific IAS 39 mark to market movements) for the nine months ended 30 September 2006 is North America GBP781 million, Europe GBP1,231 million and Australia GBP302 million (Nine months ended 30 September 2005: North America GBP486 million, Europe GBP867 million and Australia GBP321 million. Year ended 31 December 2005: North America GBP694 million, Europe GBP1,387 million and Australia GBP420 million).


b) Profit/(loss) from operations (excluding exceptional items and specific IAS 39 mark to market movements)

                       Nine months ended                    Nine months ended                      Year ended
                       30 September 2006                    30 September 2005                   31 December 2005
            Subsidiaries     Share of   Total   Subsidiaries     Share of   Total     Subsidiaries     Share of  Total
                                joint                               joint                                joint
                         ventures and                        ventures and                         ventures and
                           associates                          associates                           associates
                    GBPm         GBPm    GBPm           GBPm         GBPm    GBPm            GBPm         GBPm    GBPm
North America         57           21      78             17           14      31              21           27      48
Europe               257           51     308            105           38     143             229           54     283
Middle East           24           13      37             10            8      18              12           12      24
Australia             98            2     100            107            2     109             136            4     140
Asia                   2           73      75              4           68      72               6           94     100
                  ------       ------  ------         ------       ------  ------          ------      -------  ------
                     438          160     598            243          130     373             404          191     595

Corporate costs      (34)           -     (34)           (33)           -     (33)            (59)           -     (59)
                  ------       ------  ------          ------       ------  ------         ------       -------  ------
                     404          160     564             210         130     340             345          191     536
                  ======       ======  ======          ======       ======  ======         ======      =======   ======


Notes

1. The segmental profit from operations (including exceptional items and specific IAS 39 mark to market movements) for the nine months ended 30 September 2006 is North America profit of GBP98 million, Europe profit of GBP391 million and Australia profit of GBP42 million (Nine months ended 30 September 2005: North America profit of GBP28 million, Europe profit of GBP203 million and Australia profit of GBP105 million. Year ended 31 December 2005: North America profit of GBP49 million, Europe profit of GBP370 million, Australia profit of GBP125 million and Asia profit of GBP102 million).
2. Alternative format segmental information is provided on page 21 of this report. This additional table presents the profit from operations for joint ventures and associates before deducting interest, tax and minority interest.

International Power plc
Notes to the Consolidated Financial Statements (continued)
For the nine months ended 30 September 2006


3. Exceptional items and specific IAS 39 mark to market movements

In accordance with the basis of preparation outlined in note 1, the following exceptional items and specific IAS 39 mark to market movements are separately recorded within the income statement.

                             Nine months        Nine months              Year
                                   ended              ended             ended
                            30 September       30 September       31 December
                                    2006               2005              2005
                                    GBPm               GBPm              GBPm
Mark to market movements               4                 (8)              (47)
                                ---------          ---------         ---------
Amounts recognised in
revenue                                4                 (8)              (47)
                                ---------          ---------         ---------
Impairment reversal of
Rugeley plant                          -                  -                 52
Mark to market movements              21                  2                  5
                                ---------          ---------         ---------
Amounts recognised in
cost of sales                         21                  2                 57
                                ---------          ---------         ---------
Compensation in respect
of the tolling agreement
with TXU                              14                 58                 58
Compensation in respect
of breach of contract                  5                  -                  -
                                ---------          ---------         ---------
Amounts recognised in
other operating income                19                 58                 58
                                ---------          ---------         ---------
Mark to market movements               1                  1                  7
                                 ---------          ---------        ---------
Amounts recognised in
share of results of joint
ventures and associates                1                  1                  7
                                 ---------          ---------        ---------
Profit on disposal of Tri Energy       -                  4                  4
Profit on disposal of
shares in Interconnector UK            -                  3                  3
Profit on disposal of
land in Thailand                       -                  3                  3
                                 ---------          ---------        ---------
Amounts recognised in
disposal of investments                -                 10                 10
                                 ---------          ---------        ---------
Mark to market movements              (4)                (1)                 -
                                 ---------          ---------        ---------
Amounts recognised in
finance expenses                      (4)                (1)                 -
                                 ---------          ---------        ---------
Taxation on Rugeley plant
impairment reversal                    -                  -                (16)
Taxation on compensation
in respect of the tolling
agreement with TXU                    (4)               (17)               (17)
Taxation on disposal of shares in
Interconnector UK and on disposal
of land in Thailand                    -                 (1)                (1)
Taxation on mark to
market movements                       -                  2                 13
                                 ---------          ---------        ---------
Taxation on exceptional
items and specific IAS 39
mark to market movements              (4)               (16)               (21)
                                 ---------          ---------        ---------
Total exceptional items
and specific IAS 39 mark
to market movements after
attributable taxation                  37                 46                64
                                 =========          =========        =========

In the nine months ended 30 September 2006, Rugeley Power received further payments from the TXU Administrators amounting to GBP16 million. An exceptional gain of GBP14 million has been recorded, net of payments to creditors.

In June 2006 the Company received a settlement of GBP10 million following the conclusion of an international arbitration action under ICC rules for breach of a contract entered into in 2000 to transfer operating rights over three power plants in Turkey. An exceptional gain of GBP5 million has been recorded, net of cost recoveries.

The comparative information has been re-presented to align the presentation of exceptional items with that adopted in the 2005 full year income statement.

In order to separately identify specific IAS 39 mark to market movements, these adjustments are separately identified within the table on the previous page, described as "mark to market movements". For the nine months ended 30 September 2005 the impact of these adjustments on profit before tax is an expense of GBP6 million and on tax expense a credit of GBP2 million. There is no impact on net assets as at 30 September 2005 relating to this restatement. For the year ended 31 December 2005 the impact of these adjustments on profit before tax is an expense of GBP35 million and on tax expense a credit of GBP13 million. There is no impact on net assets as at 31 December 2005 relating to this restatement.


4.Reconciliation of profit to net cash inflow from operating activities

                                      Nine months     Nine months          Year
                                            ended           ended         ended
                                     30 September    30 September   31 December
                                             2006            2005          2005
                                             GBPm            GBPm          GBPm
Profit for the period                         337            210            330

Adjustments for:

Tax expense                                    89             48             89
Net interest expense                          183            145            202
Profit on disposal of
investments- exceptional                        -            (10)           (10)
Share of profit of joint
ventures and associates                      (161)          (131)          (198)
Depreciation of property, plant
and equipment and amortisation of
intangible assets                             195            114            188
Impairment reversal - exceptional               -              -            (52)
Profit on receipt from TXU
Administrators - exceptional                  (14)           (58)           (58)
Profit on compensation for breach
of contract - exceptional                      (5)             -              -
Specific IAS 39 mark
to market movements                           (25)             6             42
Other non-cash movements                      (51)            (2)           (36)
(Decrease)/increase in provisions               -             (4)             3
Dividends received from joint
ventures and associates                        58             54             92
Proceeds from sale of property,
plant and equipment                             -              3              3
Purchase of property, plant and
equipment - maintenance                       (86)           (33)           (72)
Decrease in finance
lease receivables                              11              8             10
                                         ---------      ---------     ---------
Operating cash flows before
movements in working capital                  531            350            533

Decrease/(increase) in working capital         38              1            (21)
                                         ---------      ---------     ---------
Cash generated from operations                569            351            512

Taxes paid                                    (34)           (16)           (31)
Net interest paid                            (196)          (150)          (196)
                                         ---------      ---------      ---------
Free cash flow                                339            185            285

Receipt from TXU Administrators -
exceptional                                    14             58             58
Receipt of compensation for breach
of contract - exceptional                       5              -              -
Finance costs - exceptional                     -              -             (5)
                                         ---------      ---------     ---------
Net cash inflow from operating
activities                                     358            243           338
                                         =========      =========     =========

5.Acquisitions and disposals

Acquisitions during 2006

The following significant acquisitions took place during the nine months ended 30 September 2006:

Hidd Power Company
On 22 January 2006 Hidd Power Company BSC(c), a company owned 40% by International Power, 30% by Suez-Tractebel SA and 30% by Sumitomo Corporation, signed an agreement to acquire the Hidd independent power and water project in Bahrain, and signed a 20 year power and water purchase agreement with the Ministry of Electricity and Water for its output.

Hidd Power Company took over operation of the plant on 23 January 2006 and the transaction was completed on 11 July 2006.

Coleto Creek
On 19 April 2006 American National Power Inc, a wholly owned subsidiary of International Power, agreed to acquire the 632 MW coal fired Coleto Creek Power generation facility in Texas from Topaz Power Group, a joint venture between Carlyle/Riverstone and Sempra Generation, for cash consideration of US$1.14 billion. This transaction was subsequently completed on 7 July 2006. Due to the proximity of the date of acquisition to the quarter end the fair values attributed to the acquired assets and liabilities are provisional and may be revised.

Indian Queens
On 18 September  2006  International  Power acquired the 140 MW oil fired Indian
Queens peaking plant in Cornwall, England for cash consideration of GBP32 million. Due to the proximity of the date of acquisition to the quarter end the fair values attributed to the acquired assets and liabilities are provisional and may be revised.

Restatement of 2005 comparatives arising from acquisitions completed during 2004

The fair values of certain assets and liabilities, associated with the acquisition of the international generation portfolio of Edison Mission Energy, were revised during the year ended 31 December 2005 on completion of the initial accounting. The significant adjustments relate to the finalisation of the valuation of the long-term hedge agreement between Loy Yang B and the State Electricity Commission of Victoria in Australia, the valuation of certain acquired cap contracts in relation to Loy Yang B, the impact of tax rebasing on the fair value of Loy Yang B and the fair value of Valley Power which was disposed of during 2005. There is no impact on the total net assets acquired from Edison Mission Energy. This restatement has been reflected in the balance sheet shown as at 30 September 2005.

Proposed acquisition of Malakoff by MMC

On 17 May 2006 the Board of Directors of Malakoff Berhad ("Malakoff") announced that it had received an offer from MMC Corporation Berhad ("MMC"), through Nucleus Avenue (M) Sdn Bhd, a wholly owned subsidiary of MMC, to acquire all the assets and undertakings (other than cash) and assume all disclosed liabilities of Malakoff for a total cash consideration of not less than 9.3 billion Malaysian ringgit (less any cash balance in Malakoff) subject to terms and conditions of the offer.

International Power plc has an 18% shareholding in Malakoff. This offer, which equates to approximately GBP250 million for the Group's shareholding, would be substantially above its book value.

On 17 May 2006 the Group indicated that, in principle, it is receptive to this initiative by MMC.

6.Dividends

At the Company's Annual General Meeting held on 17 May 2006, shareholders approved the payment of a dividend of 4.5p (2005: 2.5p) per Ordinary Share to shareholders registered on the Company share register on 26 May 2006. This dividend amounted to GBP67 million (2005: GBP37 million) and was paid on 23 June 2006.

7.Events after the balance sheet date

On 1 November 2006 International Power acquired the 436 MW Levanto onshore wind farm portfolio from Christofferson Robb & Company (CRC) for consideration of GBP127 million.

8.Annual report and accounts

Copies of the full Annual report and accounts for the year ended 31 December 2005 are available from the Company's website www.ipplc.comor by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ipr.relations@ipplc.com. Telephone: +44
(0)20 7320 8600.

International Power plc
Additional information for shareholders that does not form part of the interim accounts
For the nine months ended 30 September 2006

Additional segmental information

The share of results of joint ventures and associates on the face of the income statement is shown after interest, taxation and minority interest in arriving at profit from operations. The geographical segmental analysis of profit from operations excluding exceptional items and specific IAS 39 mark to market movements is presented in note 2 to the accounts. The segmental table below presents the geographical segmental analysis of profit from operations for joint ventures and associates before deducting interest, tax and minority interest. An analysis of share of joint ventures' and associates' interest, tax and minority interest is also presented below.

a) Alternative format profit from operations (including results from JVs and associates before interest, tax and minority interest and excluding exceptional items and specific IAS 39 mark to market movements)


                       Nine months ended                      Nine months ended                        Year ended
                       30 September 2006                      30 September 2005                     31 December 2005
            Subsidiaries     Share of   Total   Subsidiaries     Share of   Total     Subsidiaries     Share of   Total
                                joint                               joint                                joint
                         ventures and                        ventures and                         ventures and
                           associates                          associates                           associates
                    GBPm         GBPm    GBPm           GBPm         GBPm    GBPm             GBPm         GBPm    GBPm
North America         57           33      90             17           29      46               21           43      64
Europe               257           81     338            105           78     183              229           96     325
Middle East           24           28      52             10           18      28               12           27      39
Australia             98            5     103            107            5     112              136            7     143
Asia                   2          130     132              4          125     129                6          169     175
                  ------      -------  ------        -------      -------  ------          -------      -------  ------
                     438          277     715            243          255     498              404          342     746
Corporate costs      (34)           -     (34)           (33)           -     (33)             (59)           -     (59)
                  ------      -------  ------        -------      -------  ------          -------      -------  ------
                     404          277     681            210          255     465              345          342     687
                  ======      =======  ======        =======      =======  ======          =======      =======  ======



b) Reconciliation of segment results between IFRS and the alternative presentational format

                                           Nine months ended            Nine months ended               Year ended
                                           30 September 2006            30 September 2005         31 December 2005
                                                        GBPm                         GBPm                     GBPm
Profit from operations
excluding exceptional items and
specific IAS 39 mark to market movements)                564                          340                      536

Add back:
Share of JVs' and associates'interest                     70                           79                       97
Share of JVs' and associates'taxation                     46                           45                       53
Share of JVs' and associates'minority interest             1                            1                        1
                                                      ------                        -----                   ------
Profit from operations
(including results from JVs and associates
before interest, tax and minority interest)              681                          465                      687
                                                      ======                        =====                   ======

Effective tax rate and interest cover ratio (excluding exceptional items and specific IAS 39 mark to market movements)

The following table shows a reconciliation of the effective tax rate and interest cover ratio for the Group (excluding exceptional items and specific IAS
39 mark to market movements):


                                      Nine months     Nine months    Year ended
                                            ended           ended   31 December
                                     30 September    30 September          2005
                                             2006            2005
                                             GBPm            GBPm          GBPm
Profit from operations
(excluding exceptional items and
specific IAS 39 mark to market
movements)                                    564            340            536

Add back:
Share of JVs' and associates' interest         70             79             97
Share of JVs' and associates' taxation         46             45             53
Share of JVs' andassociates' minority
interest                                        1              1              1
                                       -----------    -----------    ----------
Profit before total
interest and taxation                         681            465            687
                                       -----------    -----------    ----------
Total interest expense
(including share of JVs and
associates)                                  (249)           (223)         (299)
                                       -----------    -----------    ----------
Profit before total tax
expense                                       432             242           388
                                       -----------    -----------    ----------
Total income tax expense
(including share of JVs and
associates)                                  (131)            (77)         (121)
                                       -----------    -----------    ----------
Profit after tax                               301            165           267

Total minority interest
(including share of JVs and
associates)                                    (55)           (29)          (53)
                                       ===========    ===========    ==========
Profit attributable to
the equity holders
(excluding exceptional items and
specific IAS 39 mark to market
movements)                                     246            136           214
                                       ===========    ===========    ==========
Effective tax rate                             30%            32%           31%
Interest cover ratio                          2.7x           2.1x          2.3x



International Power plc
Consolidated Income Statement
For the quarter ended 30 September 2006
                                            ----------------                               ----------------
                                             Quarter ended                                  Quarter ended
                                           30 September 2006                              30 September 2005
                                            ----------------                              ----------------
                                     Results   Exceptional   Results for            Results   Exceptional   Results for
                                   excluding     items and    the period          excluding     items and    the period
                                 exceptional      specific                      exceptional      specific
                                   items and   IAS 39 mark                        items and   IAS 39 mark
                                    specific     to market                         specific     to market
                                 IAS 39 mark     movements                      IAS 39 mark     movements
                                   to market           (i)                        to market  (Restated (i))
                                   movements                                      movements
                                         (i)                                 (Restated (i))
                           Note         GBPm          GBPm          GBPm              GBPm            GBPm         GBPm
Revenue:Group and
share of joint
ventures and associates                  966             9           975               806              (3)         803

Less: share of joint
ventures' and associates'
revenue                                 (298)           (1)         (299)             (251)              -         (251)
                                      ------        ------        ------            ------          ------       ------
Group revenue                2           668             8           676               555             (3)          552

Cost of sales                           (522)          (27)         (549)             (451)             -          (451)
                                      ------        ------        ------            ------          ------       ------
Gross profit                             146           (19)          127               104              (3)         101

Other operating income                    21             -            21                11              14           25
Other operating expenses                 (38)            -           (38)              (42)              -          (42)
Share of results of joint
ventures & associates                     43            (2)           41                35               1           36
                                      ------        ------        ------            ------          ------       ------
Profit from operations       2           172           (21)          151               108              12          120

Disposal of investments                    -             -             -                 -               -            -
Finance income                            15             -            15                10               -           10
Finance expenses                         (82)           (8)          (90)              (65)              1          (64)
                                      ------        ------        ------            ------          ------       ------
Profit before tax                        105           (29)           76                53              13           66

Income tax expense                      (21)            15            (6)               (2)             (4)          (6)
                                     ------         ------        ------            ------          ------       ------
Profit for the period                    84           (14)            70                51               9           60
                                     ======        ======         ======            ======          ======        ======
Attributable to:

Minority interests                       14           (10)             4                11               1           12
Equity holders of the parent             70            (4)            66                40               8           48
                                     ======        ======        ======            ======          ======        ======
Earnings per share:
Basic                                  4.7p                        4.4p              2.7p                          3.3p
                                     ======                      ======            ======                        ======
Diluted                                4.5p                        4.3p              2.7p                          3.2p
                                     ======                      ======            ======                        ======

(i) Following the implementation of IFRS, the Group has continued with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information. In addition, in order for the reader to understand the underlying business performance, the Group separately discloses within the income statement specific IAS 39 mark to market movements. The 2005 comparatives are stated on the same basis (see notes 1 and 3).


International Power plc
Consolidated Income Statement
For the year ended 31 December 2005
                                                   Year ended
                                                31 December 2005

                               Results excluding     Exceptional     Results for
                                     exceptional       items and        the year
                                       items and        specific
                                        specific     IAS 39 mark
                                     IAS 39 mark       to market
                                       to market       movements
                                       movements   (Restated (i))
                                   (Restated (i))
                             Note           GBPm            GBPm           GBPm
Revenue: Group and
share of joint ventures &
associates                                 2,980             (44)         2,936
Less: share of joint ventures'
and associates'revenue                    (1,000)             (3)        (1,003)

Group revenue                  2           1,980             (47)         1,933

Cost of sales                             (1,570)             57         (1,513)

Gross profit                                 410              10            420

Other operating income                        64              58            122
Other operating expenses                    (129)              -           (129)
Share of results of joint
ventures and associates                      191               7            198
                                           ------          ------        ------
Profit from operations         2             536              75            611

Disposal of investments                        -              10             10
Finance income                                53               -             53
Finance expenses                            (255)              -           (255)
                                            ------          ------        ------
Profit before tax                            334              85            419

Income tax expense                           (68)            (21)           (89)
                                            ------          ------        ------
Profit for the period                         266              64           330
                                            ======          ======        ======
Attributable to:
Minority interests                            52              (7)            45
Equity holders of
the parent                                   214              71            285
                                            ======          ======        ======
Earnings per share:
Basic                                       14.6p                         19.4p
                                            ======                        ======
Diluted                                     14.0p                         18.5p
                                            ======                        ======

(i) Following the implementation of IFRS, the Group has continued with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information. In addition, in order for the reader to understand the underlying business performance, the Group separately discloses within the income statement specific IAS 39 mark to market movements. The 2005 comparatives are stated on the same basis (see notes 1 and 3).



International Power plc
Consolidated Balance Sheet
As at 30 September 2006
                                          As at            As at          As at
                                   30 September     30 September    31 December
                                           2006             2005           2005
                                                   (Restated (ii))
                                           GBPm             GBPm           GBPm
Assets

Non-current assets

Goodwill and intangible assets              447              381            383
Property, plant and equipment             4,476            4,164          4,207
Investments                               1,428            1,331          1,379
Long-term receivables                       820              630            623
Derivative financial instruments             38                -              -
                                       ----------      -----------    ----------
Total non-current assets                  7,209            6,506          6,592
                                       ----------      -----------    ----------
Current assets

Inventories                                 122              106            110
Trade and other receivables                 353              367            408
Derivative financial instruments            258              223            268
Assets held for sale                          -               59              -
Assets held for trading                      42               47             52
Cash and cash equivalents                   980              536            620
                                       ----------      -----------    ----------
Total current assets                      1,755            1,338          1,458
                                       ----------      -----------    ----------
Total assets                              8,964            7,844          8,050
                                       ----------      -----------    ----------
Current liabilities

Loans and bonds                             244              120            187
Liabilities held for sale                     -               16              -
Derivative financial instruments            290              475            496
Other current liabilities                   606              585            617
                                       ----------      -----------    ----------
Total current liabilities                 1,140            1,196          1,300
                                       ----------      -----------    ----------
Non-current liabilities

Loans and bonds                           4,072            3,549          3,464
Derivative financial instruments            222              171            191
Trade and other payables                     99              100             95
Deferred tax liabilities                    614              539            557
Other provisions                            220               67             68
                                       ----------      -----------    ----------
Total non-current liabilities             5,227            4,426          4,375
                                       ----------      -----------    ----------
Total liabilities                         6,367            5,622          5,675
                                       ----------      -----------    ----------
Net assets                                2,597            2,222          2,375
                                       ==========      ===========    ==========
Equity
Share capital                               745              737            737
Reserves                                  1,582            1,217          1,355
                                       ----------      -----------    ----------
Total equity attributable to
equity holders of the parent              2,327            1,954          2,092
Minority interests                          270              268            283
                                       ----------      -----------    ----------
Total equity                              2,597            2,222          2,375
                                       ==========      ===========    ==========

Net debt                                 (3,294)          (3,086)       (2,979)
Gearing                                   126.8%           138.9%        125.4%
Debt capitalisation                        55.9%            58.1%         55.6%

(ii) In accordance with IFRS 3, the fair values of certain assets and liabilities acquired in 2004 have been revised following the completion of the initial accounting during the year ended 31 December 2005 (see notes 1 and 5). There is no material impact on the income statement.



International Power plc
Consolidated Statement of Changes in Total Equity
For the quarter ended 30 September 2006

                                   Quarter ended   Quarter ended     Year ended
                                    30 September    30 September    31 December
                                            2006            2005           2005
                                            GBPm            GBPm           GBPm
Foreign exchange translation
differences (net of tax)                     (18)             30             88
Fair value movement on cash flow
hedges taken to equity                       (32)             38            (98)
                                        ----------     -----------    ----------
Net (expense)/income recognised
directly in equity                           (50)             68            (10)

Net profit for the period                     70              60            330
                                        ----------     -----------    ----------
Total recognised income and
expense for the period                        20             128            320

Recognition of equity component in
3.75% convertible US dollar bond               -               -             50
Issue of shares                                3               -              2
Minority interests in acquisitions
and disposals                                  -               -             16
Equity funding from minority
interests                                      -               6              6
Distributions:
Dividends on ordinary shares                   -               -            (37)
To minority interests in
subsidiaries                                 (19)             (1)           (14)
Other movements                                3               6              9
                                        ----------     -----------    ----------
Net increase in total equity                   7             139            352

Balance at beginning of period             2,590           2,083         2,058

Restatement on adoption of IAS 32
and IAS 39                                     -               -            (35)
at 1 January 2005
                                        ----------     -----------    ----------
Balance at end of period                   2,597           2,222          2,375
                                        ==========     ===========    ==========



International Power plc
Consolidated Cash Flow Statement
For the quarter ended 30 September 2006

                              Quarter ended     Quarter ended        Year ended
                               30 September      30 September       31 December
                                       2006              2005              2005
                              Note     GBPm              GBPm              GBPm
Net cash inflow from
operating activities             4       71                65               338
                                     --------         ---------        ---------
Investing activities

Purchase of property, plant
and equipment - growth                  (43)              (49)             (188)
Acquisitions of subsidiaries
(net of cash acquired)                 (632)             (476)             (494)
Acquisitions of joint
ventures, associates and investments    (10)              (28)              (50)
Returns from joint ventures
and associates (net of investments)       6                38                48
Proceeds from disposal of
subsidiaries                              -                 -                73
Proceeds from disposal of
investments                               1                 1               138
                                     --------         ---------        ---------
Net cash used in investing
activities                             (678)             (514)             (473)
                                     --------         ---------        ---------
Financing activities

Dividends paid                            -               (37)              (37)
Proceeds from share issue                 3                 -                 2
Net advances from banks                 887               294               141
Funding from minority interests          (4)               66                80
Distributions paid to
minority interests                      (19)               (1)              (14)
                                    --------         ---------        ---------
Net cash from financing activities      867               322               172
                                    --------         ---------        ---------
Net increase/(decrease) in
cash and cash equivalents               260              (127)               37

Cash and cash equivalents at
beginning of period                     729               652               565

Effect of foreign exchange
rates thereon                            (9)               11                18
                                     --------         ---------        ---------
Cash and cash equivalents at
end of period                           980               536               620
                                     ========         =========        =========

International Power plc
Notes to the Consolidated Financial Statements
For the quarter ended 30 September 2006

1.Basis of preparation

The unaudited consolidated financial statements have been prepared on the basis of accounting policies set out in the Group's annual financial statements for the year ended 31 December 2005, and in accordance with the Listing Rules of the Financial Services Authority. The unaudited consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 December 2005.

These unaudited consolidated financial statements have been prepared on the historical cost basis, except for certain derivative financial instruments, financial instruments held for trading and financial instruments classified as available for sale, which are carried at fair value.

In order to allow a full understanding of the financial information presented, and specifically the Group's underlying business performance, the Group presents its income statement such that it identifies (i) results excluding exceptional items and specific IAS 39 mark to market movements and (ii) the effect of exceptional items and specific IAS 39 mark to market movements.

Those items that the Group separately presents as exceptional are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order to obtain a proper understanding of the financial information.

The Group enters into derivative contracts to economically hedge its physical and financial exposures. Where these contracts do not achieve the own use exemption or hedge accounting under IAS 39, the Group separately presents the mark to market movements on these contracts to allow an understanding of underlying business performance.

Examples of where mark to market movements are separately identified as specific IAS 39 mark to market movements within the income statement, in order to provide a more meaningful presentation, include:

- derivatives considered to be economic hedges but where own use treatment could not be applied and cash flow hedge accounting could not be achieved or has not been applied;
- ineffectiveness in cash flow hedging relationships; and
- embedded derivatives in convertible bonds relating to conversion features, where the functional currency of the issuer and other factors preclude the conversion feature being treated as equity in the Group accounts.

Specific IAS 39 mark to market movements are presented net of amounts settled during the period. Amounts settled during the period represent the unwind of derivative balances which have matured or been delivered during the period.

Mark to market movements relating to proprietary trading activities, the revaluation of assets held for trading and amortisation of derivatives acquired through business combinations comprise part of the Group's underlying performance and are appropriately, in the judgement of the Directors, included within the results excluding exceptional items and specific IAS 39 mark to market movements.

Adjustments have been made to comparative figures to make them consistent with the current period in relation to the presentation of specific IAS 39 mark to market movements (see note 3).

Adjustments have also been made to the comparatives to reflect the fair value of certain assets and liabilities associated with the acquisition of the international generation portfolio of Edison Mission Energy which were revised during the year ended 31 December 2005 on the completion of the initial accounting (see note 5).

These unaudited consolidated financial statements do not constitute statutory accounts of International Power plc and its subsidiaries ("the Group") within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2005 is derived from the statutory accounts for that period, which have been filed with the Registrar of Companies. The report of the auditors was unqualified and did not contain statements under section 237
(2) or (3) of the Companies Act 1985.

2.Segmental analysis

a) Revenue (excluding exceptional items and specific IAS 39 mark to market movements)


                       Quarter ended                        Quarter ended                         Year ended
                     30 September 2006                    30 September 2005                    31 December 2005
            Subsidiaries     Share of   Total   Subsidiaries     Share of   Total     Subsidiaries     Share of   Total
                                joint                               joint                                 joint
                         ventures and                        ventures and                          ventures and
                           associates                          associates                            associates
                    GBPm         GBPm    GBPm           GBPm         GBPm    GBPm             GBPm         GBPm    GBPm
North America        263           47     310            207           46     253              527          171     698
Europe               287           93     380            228           83     311            1,014          397   1,411
Middle East           13           24      37              7           11      18               24           43      67
Australia            100           30     130            106           24     130              388           48     436
Asia                   5          104     109              7           87      94               27          341     368
                  ======       ======  ======         ======       ======  ======           ======      =======  ======
                     668          298     966            555          251     806            1,980        1,000   2,980
                  ======       ======  ======         ======       ======  ======           ======      =======  ======

Note
The segmental revenue (including exceptional items and specific IAS 39 mark to market movements) for the quarter ended 30 September 2006 is North America GBP327 million, Europe GBP436 million and Australia GBP66 million (Quarter ended 30 September 2005: North America GBP250 million, Europe GBP316 million and Australia GBP125 million. Year ended 31 December 2005: North America GBP694 million, Europe GBP1,387 million and Australia GBP420 million).


b) Profit from operations (excluding exceptional items and specific IAS 39 mark to market movements)

                       Quarter ended                          Quarter ended                        Year ended
                     30 September 2006                      30 September 2005                  31 December 2005
            Subsidiaries     Share of   Total   Subsidiaries     Share of   Total     Subsidiaries     Share of   Total
                                joint                               joint                                 joint
                         ventures and                        ventures and                          ventures and
                           associates                          associates                            associates
                    GBPm         GBPm    GBPm           GBPm         GBPm    GBPm             GBPm         GBPm    GBPm
North America         43            7      50             20            3      23               21           27      48
Europe                56           10      66             24            3      27              229           54     283
Middle East            9            4      13              2            3       5               12           12      24
Australia             37           (1)     36             38            1      39              136            4     140
Asia                  (4)          23      19              1           25      26                6           94     100
                  ------       ------   ------        ------       ------  ------           ------      -------  ------
                     141           43     184             85           35     120              404          191     595

Corporate costs      (12)           -     (12)           (12)           -     (12)             (59)           -     (59)
                  ------       ------  ------          ------       ------  ------           ------      -------  ------
                     129           43     172             73           35     108              345          191     536
                  ======       ======  ======          ======       ======  ======           ======      =======  =====

Notes
1. The segmental profit from operations (including exceptional items and specific IAS 39 mark to market movements) for the quarter ended 30 September 2006 is North America profit of GBP72 million, Europe profit of GBP87 million and Australia loss of GBP28 million (Quarter ended 30 September 2005: North America profit of GBP20 million, Europe profit of GBP47 million and Australia profit of GBP34 million. Year ended 31 December 2005: North America profit of GBP49 million, Europe profit of GBP370 million, Australia profit of GBP125 million and Asia profit of GBP102 million).

2. Alternative format segmental information is provided on page 33 of this report. This additional table presents the profit from operations for joint ventures and associates before deducting interest, tax and minority interest.


3.Exceptional items and specific IAS 39 mark to market movements

In accordance with the basis of preparation outlined in note 1, the following exceptional items and specific IAS 39 mark to market movements are separately recorded within the income statement.

                                Quarter ended    Quarter ended       Year ended
                                 30 September     30 September      31 December
                                         2006             2005             2005
                                         GBPm             GBPm             GBPm
Mark to market movements                    8               (3)            (47)
                                     ----------       ----------       ---------
Amounts recognised in revenue               8               (3)            (47)
                                     ----------       ----------       ---------
Impairment reversal of
Rugeley plant                               -                -               52
Mark to market movements                  (27)               -                5
                                     ----------       ----------       ---------
Amounts recognised in
cost of sales                             (27)               -               57
                                     ----------       ----------       ---------
Compensation in respect
of the tolling agreement
with TXU                                    -               14               58
Compensation in respect of                  -                -                -
breach of contract                   ----------       ----------       ---------
Amounts recognised in
other operating income                      -               14               58
                                     ----------       ----------       ---------
Mark to market movements                   (2)               1                7
                                     ----------       ----------       ---------
Amounts recognised in
share of results of joint
ventures and associates                    (2)               1                7
                                     ----------       ----------       ---------
Profit on disposal of Tri Energy            -                -                4
Profit on disposal of
shares in Interconnector UK                 -                -                3
Profit on disposal of
land in Thailand                            -                -                3
                                     ----------       ----------       ---------
Amounts recognised in
disposal of investments                     -                -               10
                                     ----------       ----------       ---------
Mark to market movements                   (8)               1                -
                                     ----------       ----------       ---------
Amounts recognised in
finance expenses                           (8)               1                -
                                     ----------       ----------       ---------
Taxation on Rugeley plant
impairment reversal                         -                -              (16)
Taxation on compensation
in respect of the tolling
agreement with TXU                          -               (4)             (17)
Taxation on disposal of
shares in Interconnector
UK and on disposal of
land in Thailand                            -                -               (1)
Taxation on mark to
market movements                           15                -               13
                                     ----------       ----------       ---------
Taxation on exceptional
items and specific IAS 39
mark to market movements                   15               (4)             (21)
                                     ----------       ----------       ---------
Total exceptional items
and specific IAS 39 mark
to market movements after
attributable taxation                     (14)               9               64
                                     ==========       ==========       =========

The comparative information has been re-presented to align the presentation of exceptional items with that adopted in the 2005 full year income statement. In order to separately identify specific IAS 39 mark to market movements, these adjustments are separately identified within the table above, described as "mark to market movements". For the quarter ended 30 September 2005 the impact of these adjustments on profit before tax is an expense of GBP1 million. There is no impact on net assets as at 30 September 2005 relating to this restatement. For the year ended 31 December 2005 the impact of these adjustments on profit before tax is an expense of GBP35 million and on tax expense a credit of GBP13 million. There is no impact on net assets as at 31 December 2005 relating to this restatement.


4. Reconciliation of profit to net cash inflow from operating activities

                                         Quarter         Quarter           Year
                                           ended           ended          ended
                                    30 September    30 September    31 December
                                            2006            2005           2005
                                            GBPm            GBPm           GBPm
Profit for the period                         70              60            330

Adjustments for:

Tax expense                                    6               6             89
Net interest expense                          75              54            202
Profit on disposal of investments
- exceptional                                  -               -            (10)
Share of profit of joint ventures
and associates                               (41)            (36)          (198)
Depreciation of property, plant
and equipment and amortisation of
intangible assets                             67              51            188
Impairment reversal - exceptional              -               -            (52)
Profit on receipt from TXU
Administrators - exceptional                   -             (14)           (58)
Specific IAS 39 mark to market movements      19               3             42
Other non-cash movements                      (6)             (3)           (36)
(Decrease)/increase in provisions             (5)             (3)             3
Dividends received from joint
ventures and associates                       16              13             92
Proceeds from sale of property,
plant and equipment                            -               -              3
Purchase of property, plant and
equipment - maintenance                      (28)            (10)           (72)
Decrease in finance lease receivables          4               3             10
                                         ---------       ---------     ---------
Operating cash flows before
movements in working capital                 177             124            533

Increase in working capital                   (3)             (6)           (21)
                                         ---------       ---------     ---------
Cash generated from operations               174             118            512

Taxes paid                                   (16)             (8)           (31)
Net interest paid                            (87)            (59)          (196)
                                         ---------       ---------     ---------
Free cash flow                                71              51            285

Receipt from TXU Administrators -
exceptional                                    -              14             58
Finance costs - exceptional                    -               -             (5)
                                         ---------       ---------     ---------
Net cash inflow from operating
activities                                    71              65            338
                                         =========       =========     =========

5. Acquisitions and disposals

The following significant acquisitions took place during the quarter ended 30 September 2006:

Hidd Power Company
On 22 January 2006 Hidd Power Company BSC(c), a company owned 40% by International Power, 30% by Suez-Tractebel SA and 30% by Sumitomo Corporation, signed an agreement to acquire the Hidd independent power and water project in Bahrain, and signed a 20 year power and water purchase agreement with the Ministry of Electricity and Water for its output.

Hidd Power Company took over operation of the plant on 23 January 2006 and the transaction was completed on 11 July 2006.

Coleto Creek
On 19 April 2006 American National Power Inc, a wholly owned subsidiary of International Power, agreed to acquire the 632 MW coal fired Coleto Creek Power generation facility in Texas from Topaz Power Group, a joint venture between Carlyle/Riverstone and Sempra Generation, for cash consideration of US$1.14 billion. This transaction was subsequently completed on 7 July 2006. Due to the proximity of the date of acquisition to the quarter end the fair values attributed to the acquired assets and liabilities are provisional and may be revised.

Indian Queens
On 18 September  2006  International  Power acquired the 140 MW oil fired Indian
Queens peaking plant in Cornwall, England for cash consideration of GBP32 million. Due to the proximity of the date of acquisition to the quarter end the fair values attributed to the acquired assets and liabilities are provisional and may be revised.

Restatement of 2005 comparatives arising from acquisitions completed during 2004

The fair values of certain assets and liabilities, associated with the acquisition of the international generation portfolio of Edison Mission Energy, were revised during the year ended 31 December 2005 on completion of the initial accounting. The significant adjustments relate to the finalisation of the valuation of the long-term hedge agreement between Loy Yang B and the Victoria state government in Australia, the valuation of certain acquired cap contracts in relation to Loy Yang B, the impact of tax rebasing on the fair value of Loy Yang B and the fair value of Valley Power which was disposed of during 2005. There is no impact on the total net assets acquired from Edison Mission Energy. This restatement has been reflected in the balance sheet shown as at 30 September 2005.

6. Events after the balance sheet date

On 1 November 2006 International Power acquired the 436 MW Levanto onshore wind farm portfolio from Christofferson Robb & Company (CRC) for consideration of GBP127 million.

7. Annual report and accounts

Copies of the full Annual report and accounts for the year ended 31 December 2005 are available from the Company's website www.ipplc.comor by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ipr.relations@ipplc.com.
Telephone: +44 (0)20 7320 8600.

International Power plc
Additional information for shareholders that does not form part of the quarterly accounts

For the quarter ended 30 September 2006

Additional segmental information

The share of results of joint ventures and associates on the face of the income statement is shown after interest, taxation and minority interest in arriving at profit from operations. The geographical segmental analysis of profit from operations excluding exceptional items and specific IAS 39 mark to market movements is presented in note 2 to the accounts. The segmental table below presents the geographical segmental analysis of profit from operations for joint ventures and associates before deducting interest, tax and minority interest. An analysis of share of joint ventures' and associates' interest, tax and minority interest is also presented below.

a) Alternative format profit from operations (including results from JVs and associates before interest, tax and minority interest and excluding exceptional items and specific IAS 39 mark to market movements)


                     Quarter ended                          Quarter ended                          Year ended
                   30 September 2006                      30 September 2005                     31 December 2005
       Subsidiaries   Share of joint  Total   Subsidiaries   Share of joint  Total   Subsidiaries  Share of joint Total
                        ventures and                           ventures and                         ventures and
                          associates                             associates                           associates
               GBPm            GBPm   GBPm           GBPm             GBPm   GBPm           GBPm           GBPm    GBPm
North America    43              14     57             20                9     29             21             43      64
Europe           56              18     74             24               21     45            229             96     325
Middle East       9              11     20              2                6      8             12             27      39
Australia        37               -     37             38                2     40            136              7     143
Asia             (4)             43     39              1               45     46              6            169     175
             ------         -------   -----        -------         -------  ------        -------       -------   ------
                141              86    227             85               83    168            404            342     746
Corporate costs (12)              -   (12)            (12)              -     (12)           (59)            -      (59)
             ------         -------   -----         -------          ------  ------        -------       -------  ------
                129              86    215             73               83    156            345            342     687
             ======         =======  ======         =======         =======  ======        =======       =======  ======



b) Reconciliation of segment results between IFRS and the alternative presentational format

                               Quarter ended                 Quarter ended               Year ended
                                30 September                  30 September              31 December
                                        2006                          2005                     2005
                                        GBPm                          GBPm                     GBPm
Profit from operations                   172                           108                      536
(excluding exceptional items and
specific IAS 39 mark to market
movements)

Add back:
Share of JVs' and associates' interest    26                            28                       97
Share of JVs' and associates' taxation    16                            20                       53
Share of JVs' and associates'
minority interest                          1                             -                        1
                                       ------                         -----                   ------
Profit from operations                   215                           156                      687
(including results from JVs and
associates before interest, tax and
minority interest)


International Power plc
Additional information for shareholders that does not form part of the quarterly accounts For the quarter ended 30 September 2006

Effective tax rate and interest cover ratio (excluding exceptional items and specific IAS 39 mark to market movements)

The following table shows a reconciliation of the effective tax rate and interest cover ratio for the Group (excluding exceptional items and specific IAS 39 mark to market movements):


                                   Quarter ended   Quarter ended     Year ended
                                    30 September    30 September    31 December
                                            2006            2005           2005
                                            GBPm            GBPm           GBPm
Profit from operations                       172             108            536
(excluding exceptional items and
specific IAS 39 mark to market
movements)

Add back:
Share of JVs' and associates'
interest                                      26              28             97
Share of JVs' and associates'
taxation                                      16              20             53
Share of JVs' and associates'
minority interest                              1               -              1
                                        ----------      ----------    ----------
Profit before total interest and
taxation                                     215             156            687
                                        ----------      ----------    ----------
Total interest expense                       (93)            (83)          (299)
(including share of JVs and
associates)                             ----------      ----------    ----------
Profit before total tax expense              122              73            388
                                        ----------      ----------    ----------
Total income tax expense                     (37)            (22)          (121)
(including share of JVs and
associates)                             ----------      ----------    ----------

Profit after tax                              85              51            267
Total minority interest                      (15)            (11)           (53)
(including share of JVs and
associates)
                                        ==========      ==========    ==========
Profit attributable to the equity
holders                                       70              40            214
(excluding exceptional items and
specific IAS 39 mark to market          ==========      ==========    ==========
movements)

Effective tax rate                            30%             30%           31%
Interest cover ratio                         2.3x            1.9x          2.3x




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary